Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

October 25, 2024

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited (CIK No. 0001982012) Registration Statement on Form F-1 (File No. 333-275240)

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 24, 2024 on the Company’s amendment No. 7 to the Company’s registration statement on Form F-1 filed on October 18, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 8 (“Amendment No. 8”) to the Registration Statement via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 8 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 8.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	☐ +852.3551.8500 ☐ +852.3006.4346

Management's Discussion and Analysis of Financial Condition and Results of Operations Six Months Comparison of Our Results of Operations, page 48

1.

We note you deleted the Year-on-Year Comparison of your Results of Operations for the year ended December 31, 2023, and 2022 when you updated for the six months ended June 30, 2024. Please expand your discussion to also include the results of operations comparison for the year ended December 31, 2023 and 2022. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised pages 49, 50 and 53 of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours
By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Jison Lim, Director and Chairman, Ten-League International Holdings Limited
Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited
Henry F. Schlueter, Esq., Schlueter & Associates, P.C.